CHINAGROWTH NORTH ACQUISITION CORPORATION
1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

January 22, 2007

VIA EDGAR AND FACSIMILE

John Reynolds, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ChinaGrowth North Acquisition Corporation (the “Registrant”)
Registration Statement on Form F-1, as amended
SEC File No. 333-134458

Dear Sir:

           Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 P.M. on Tuesday, January 23, 2007, or as soon as thereafter practicable.

           Please note that we acknowledge the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Michael W. Zhang
Michael W. Zhang
Chief Financial Officer and Secretary

cc: William Haddad, Esq.

[Morgan Joseph Letterhead]

January 22, 2007

VIA EDGAR AND FACSIMILE

John Reynolds, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Acceleration of Effective Date of
Registration Statement on Form F-1/A (Amendment No. 7) of
ChinaGrowth North Acquisition Corp.
SEC File No. 333-134458, filed on January 19, 2007

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on January 23, 2007, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: December 21, 2006

(ii)	Dates of distribution: December 21, 2006 – January 18, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: approximately 2,475

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

/s/ David Driscoll
Name:	David Driscoll
Title:	Managing Director